UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2019

Commission File Number: 001- 38852

Ruhnn Holding Limited

4F, Building 1, Blue Collar Garment Industrial Park

7-1 North Hong Pu Road

Yu Hang District, Hangzhou 311100

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Ruhnn Holding Limited Reports Changes in Senior Management

Ruhnn Holding Limited reports the following changes in its senior management. Mr. Jacky Jinbo Wang has been appointed as the chief financial officer of the Company, effective from October 16, 2019, and Mr. Zhenbo Chi ceased to serve as the chief financial officer of the Company and has been appointed as the senior vice president of finance of the Company, effective from October 16, 2019. Mr. Wen Zhou, former vice president of the Company, resigned from the Company for personal reasons.

The Company’s press release announcing the appointment of the new chief financial officer is attached to this report as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUHNN HOLDING LIMITED

	By:	/s/ Min Feng
	Name:	Min Feng
	Title:	Chairman

Date: October 21, 2019

Exhibit Index

Exhibit 99.1—Press Release: Ruhnn Holding Limited Announces the Appointment of New Chief Financial Officer